Filed by Pulte Homes, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Centex Corporation
Commission File No. for Registration Statement
on Form S-4: 333-158974
The following document was distributed to employees of Pulte Homes, Inc. and employees of Centex Corporation on July 7, 2009.
Team:
We continue to make great progress in planning for the merger of our two organizations which remains on track to be completed in the third quarter.  In fact, today we are reaching several important milestones as we finalize the extended corporate and area organization structures, as well as identify key area and division leadership positions.  Details on both the structure and leadership will be issued later today.
During the merger process, we have highlighted the opportunities for the combined companies to drive better financial results through standardized processes, enhanced operating efficiencies and by creating a culture focused on continuous improvement.  The new organizational structure is designed to support our efforts by providing clear roles, responsibilities and, most importantly, accountability across all levels of the company.
As with all the decisions to date, we followed a well-defined process with clear decision guidelines in developing the new structure.  We appreciate the impact our decisions may have on individuals, some of whom will be relocating to new geographies and some of whom will be leaving the company.  While planned changes will not be implemented until after the merger closes, I want to thank the leadership teams of both companies who have contributed so much to the success of their respective companies and this pending merger.
The merger of Pulte Homes and Centex is rapidly approaching completion.  There remain a handful of legal and procedural hurdles to jump, but the end is clearly in sight.  Once the merger does officially close, we must quickly get on with turning planning and potential into business success.  As one organization, we must continue to work through the logistics of integration but focus on the critical tasks of returning to profitability, driving positive cash flow, improving margins and raising our overall operating performance.  I believe that this merger gives us a unique opportunity to achieve these objectives faster and to a higher degree than the competition.  I hope you share my excitement in wanting to demonstrate just how powerful we can be.
In the weeks between now and merger close, there will be more decisions and more announcements.  Even at this late stage, the merger process is complex with many moving pieces, and we appreciate your ongoing patience and professionalism.  We remain committed to open communications and encourage you to ask questions of your manager or the merger communications team at corporate.communications@pulte.com and TeamCentex.
Sincerely,
Richard Dugas
President and CEO

Forward-Looking Statements
This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the failure of Centex’s stockholders to approve the merger agreement; the failure of Pulte’s shareholders to approve either the charter amendment or the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; adverse weather conditions which may slowdown the construction of, or damage, new homes built by Pulte or Centex; slow growth initiatives and/or local building moratoria; the ability to utilize net operating losses, built-in losses and other tax credit carryforwards; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2009, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction Pulte has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pulte and Centex that also constitutes a prospectus of Pulte. At the appropriate time, Pulte and Centex will mail the definitive joint proxy statement/prospectus to their respective shareholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov, by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, Michigan 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

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